NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker, Esq. andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2987 F: 202.689.2860 nelsonmullins.com

December 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

Re:	OceanTech Acquisitions I Corp.

Registration Statement on Amendment No. 2 to Form S-4

Filed November 3, 2023
File No. 333-273186

Dear All:

On behalf of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OTEC”), we are transmitting this letter in response to the comments received by the Company on November 17, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-4 filed on July 10, 2023, amended on September 13, 2023, and amended on November 3, 2023 (collectively, the “S-4”) relating to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Agreement and Plan of Merger” or “Merger Agreement”), by and among OTEC, Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”). This letter is being submitted together with an amendment to the S-4 (the “Revised S-4”) to address comments received by the Company from the Commission.

Amendment No. 2 to Registration Statement on Form S-4 filed November 3, 2023

Q: What percentage of the Post-Closing Company will be owned by OTEC stockholders who elect not to redeem their shares?, page 22

1.	We note your revised disclosure in response to comment 1, including that “[t]he total equity value of the Post-Closing Company was determined by multiplying the OTEC Common Stock closing price of $11.02 per share on October 30, 2023 by the number of outstanding shares at the Closing of the Business Combination in each of the five redemption scenarios.” Please revise your post-transaction equity value to take into account not only the current value of the OTEC common shares or the capital in the trust account, but a post-transaction equity value of the combined company, to show the impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level. Alternatively, please explain why the market value of the OTEC shares prior to the merger represents an appropriate measure of the post transaction equity value of the combined company.

Response: The Company appreciates the Staff’s time in discussing this comment and has modified the Revised S-4 accordingly. In determining the value to use on the shares of the Post-Closing Company, the Company reviewed all the information available to it and determined that the current share price of OTEC Common Stock is the most appropriate indicator of value for the Post-Closing Company as investors contemplate the merger to trade at this price per share. As the Company cannot forecast what the trading price of the Post-Closing Company will be after the Business Combination, the Revised S-4 provides investors with significant detail on the two companies, the underlying business of Regentis and the share ownership in the Post-Closing Company under five different redemption scenarios. With this, the Company believes that investors represent the best arbiter of value available to the Company in determining an appropriate value for the Post-Closing Company. Additionally, the Company notes that the fully diluted value per share is included for each of the five redemption scenarios in the Additional Dilution Sources table of the Revised S-4.

Q: What interests do the Sponsor and the current officers and directors of OTEC have in the Business Combination?, page 27

2.	We note your revised disclosure in response to comment 3 that OTEC cannot assure investors that Article X of the OTEC Charter, relating to the waiver of the corporate opportunities doctrine for OTEC and any of its officers and directors or affiliates, did not impact its search for a business combination target. Please revise your disclosure to affirmatively state whether you believe that Article X impacted your search for a business combination target.

Response: The Company respectfully advises the Staff that pages 31 and 189 of the Revised S-4 have been revised accordingly.

Unaudited Prospective Financial Information of Regentis, page 138

3.	We note your revised disclosure in response to comment 10, including that, in formulating its market penetration and pricing estimates, Regentis’ management considered the impact of competition from existing solutions and potential known new market entrants and their competing solutions to address Regentis’ target market. Please revise your disclosure to identify the competing existing solutions and potential solutions considered by Regentis’ management, the specific assumptions related to the length of time of the medical procedures related to these solutions compared to Regentis’ solution, and the price points of these solutions compared to Regentis’ price points.

Response: The Company respectfully advises the Staff that additional disclosure has been included and the existing disclosure revised on pages 140 and 210-211 of the Revised S-4.

General

4.	We note your response and amended disclosure in response to comment 7, including that OTEC did not have an ongoing relationship with Maxim at the time Maxim was engaged as Regentis’ financial advisor. However, you disclose on page 133 that “Sponsor agreed to work with Maxim and other advisors to negotiate various soft terms before signing any binding agreements for funding.” Please clarify Sponsor’s relationship to Maxim at the time the parties were negotiating the business combination. In addition, you disclose on page 224 that Maxim and the company amended the Underwriting Agreement to resolve an issue related to the company contemplating a transaction with another target prior to the business combination with Regentis, which target sought to use another bank unless certain terms were agreed upon. Please clarify Maxim’s ongoing relationship with OTEC, considering that the parties amended the underwriting agreement after the IPO date based on discussions with a potential target.

Response: The Company respectfully advises the Staff that additional disclosure has been included on pages 132, 133 and 224 of the Revised S-4.

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker, Esq.

CC:	Suren Ajjarapu, Chief Executive Officer and Chairman of the Company

(sa@oceantechspac.com)

Frank Knuettel II, Chief Financial Officer of the Company

(fk@oceantechspac.com)

Rebekah McCorvey, Esq., Nelson Mullins Riley & Scarborough LLP

(rebekah.mccorvey@nelsonmullins.com)

Tiffany Weatherholtz, Esq., Nelson Mullins Riley & Scarborough LLP

(tiffany.weatherholtz@nelsonmullins.com)

Jon Anderson, Esq., Nelson Mullins Riley & Scarborough LLP

(jon.anderson@nelsonmullins.com)

Enclosures